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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  Form 10-C
               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

 Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                     and Rule 13a-17 or 15d-17 thereunder

                            APPLIED MATERIALS, INC.
                (Exact name of issuer as specified in charter)

                  3050 Bowers Avenue, Santa Clara, CA 95054
                   (Address of principal executive offices)

       Issuer's telephone number, including area code:  (408) 727-5555


                  I.  CHANGE IN MUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security -- Common Stock

2.  Number of shares outstanding before the change -- 89,614,722

3.  Number of shares outstanding after the change -- 179,229,444

4.  Effective date of change -- October 12, 1995

5.  Method of change:
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) -- 100% stock dividend

    Give brief description of transaction -- 2-for-1 stock split in the form of a 100% stock dividend


                        II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change _____________________________________________________

2.  Name after change ________________________________________________________

3.  Effective date of charter amendment changing name_________________________

4.  Date of shareholder approval of change, if required ______________________


                                             /s/   DONALD A SLICHTER
Date:  October 13, 1995                  _____________________________________
                                              (Officer's signature & title)
                                                   Donald A. Slichter
                                                       Secretary